Exhibit 99.1

DHT Holdings, Inc. to acquire Saga Tankers ASA

(St. Helier, Channel Islands / Oslo, 31 May 2011) NYSE listed DHT Holdings, Inc. (“DHT”) will offer to acquire all of the shares of Oslo Axess listed Saga Tankers ASA (“Saga”). The Board of Directors of Saga has agreed to recommend the DHT offer to its shareholders.

The Boards of Directors of DHT and Saga have entered into a transaction agreement regarding an acquisition of Saga by DHT. Under the terms of the agreement, DHT will put forward a recommended voluntary exchange offer (the “Offer”) pursuant to the Norwegian Securities Trading Act for all of the shares of Saga. The consideration offered will be 0.25 DHT shares per Saga share.

The Offer consideration corresponds to NOK 5.44 per Saga share, based on the closing share price of DHT on 27 May 2011 of USD 4.01, applying an USDNOK exchange rate of 5.43, and values the total share capital of Saga at approximately NOK 472.4 million or USD 87.0 million. This represents a premium of approximately 56% to the closing share price of Saga on 30 May 2011, the last trading day prior to the announcement of the Offer and a premium of approximately 35% to the one month volume weighted average share price of Saga for the period ending on 30 May 2011.

Shareholders representing 75.2% of the total share capital of Saga have already given their pre-acceptances to the Offer, subject to customary conditions.

Svein Moxnes Harfjeld and Trygve P. Munthe, senior management of DHT say in a statement:  “The combined company will have a quality fleet and a strong balance sheet with available liquidity and access to capital markets to support prudent and profitable growth that is expected to benefit the shareholders of both companies.”

Chairman and main shareholder of Saga, Mr. Arne Blystad, has accepted the offer and says: “This makes good sense for the Saga shareholders as we will receive shares in a company with a sound balance sheet, significant contract coverage and improved trading liquidity.“

Saga is a Norwegian based tanker company listed on the Oslo Stock Exchange Axess list, ticker code “SAGA”.  The company owns a fleet of four VLCCs, three of which are built in 2000 and one of which is built in 1995. Three vessels are operating in the spot market while one vessel is on time charter until the third quarter of 2012.

The combined company will operate a fleet of 16 quality crude oil tankers, of which 15 will be wholly owned. The combined fleet will consist of 10 VLCCs, 2 Suezmaxes and 4 Aframaxes, operating both on charter contracts and in the spot market.

The complete details of the Offer, including all terms and conditions, will be contained in an Offer Document to be sent to Saga shareholders following review and approval by the Oslo Stock Exchange and the Norwegian Financial Supervisory Authority pursuant to Chapters 6 and 7 of the Norwegian Securities Trading Act. As will be further detailed and specified in the Offer Document, the completion of the Offer will inter alia be subject to the following conditions being satisfied or waived by DHT:

(i) the Offer shall have been accepted by shareholders of Saga representing more than 95% of the share capital and voting rights of Saga on a fully diluted basis,  (ii) all approvals required from regulatory authorities for completion of the Offer shall have been obtained, (iii) there shall not have occurred any material adverse change in the business, assets, liabilities, condition (financial or otherwise), results, or operation of Saga, (iv) the business of Saga, in the period from 31 March 2011 and until the settlement of the Offer, shall have been conducted in the ordinary course, and that there has been no issuance of any securities or payment of dividend by Saga, (v) the Board of Saga shall not have amended or withdrawn its recommendation of the Offer, (vi) Saga shall have received necessary consents and waivers from third parties, including under the terms of any loan agreement and any charter party agreement, (vii) no intervention shall have taken place by any court or other governmental or regulatory authority which restrains or prohibits the completion of the Offer, (viii) there shall have been no material breach by Saga Tankers of the combination agreement which entitles DHT to terminate the combination agreement and (ix) the New York Stock Exchange shall have approved for listing on such exchange the shares to be issued to Saga shareholders, subject to official notice of issuance.

Based upon DHT's outstanding share capital as of the date hereof and assuming a 100% acceptance level under the Offer, current DHT shareholders will have an ownership of approximately 74.8% while current Saga shareholders will have an ownership of approximately 25.2% of the combined company. Under the laws of the Republic of Marshall Islands, DHT shareholders are not required to approve the Offer or the issuance of DHT shares to Saga shareholders.

DHT is in the process of preparing the Offer Document which is expected to be filed with the Norwegian Financial Supervisory Authority during the week starting 13 June 2011. It is expected that the Offer Document will be sent to Saga shareholders during the week starting 4 July 2011. The acceptance period for the Offer will be 10 business days from the date of the Offer Document being released. The Offer will not be made in any jurisdiction in which the making of the Offer would not be in compliance with the laws of such jurisdiction. This notification does not in itself constitute an offer. The Offer will only be made on the basis of the Offer Document and can only be accepted pursuant to the terms of such document.

DHT invites analysts, investors and media to a conference call for a presentation of the Offer at 11:00 a.m. (US Eastern time) on Tuesday May 31, 2011.  Individuals can access the call by dialing 1 888 935 4575 within the United States, +47 23162189 within Norway and +44 207 806 1953 for international callers.  The passcode is “DHT”.

Carnegie ASA is acting as financial adviser to DHT in connection with the Offer.

Pareto Securities AS is acting as financial adviser to Saga in connection with the Offer.

Wikborg Rein is DHT’s legal advisor as to Norwegian law in connection with the Offer and Cravath, Swaine & Moore LLP is acting as DHT’s legal advisor with respect to U.S. matters.

Thommessen is Saga’s legal advisor in connection with the Offer.

For further information, please contact:

Svein Moxnes Harfjeld, CEO, DHT, + 47 4140 4886, smh@dhtankers.com

Trygve P. Munthe, President, DHT, + 47 9135 0025, tpm@dhtankers.com

Arne Blystad, Chairman, Saga Tankers, +47 23 11 82 70, ab@blystad.no

Jon Syvertsen, CEO, Saga Tankers, +47 9008 7953, js@sagatankers.no

About DHT Holdings, Inc.

DHT Holdings, Inc., being listed on the New York Stock Exchange (NYSE; DHT), was established in 2005. DHT currently operates a fleet of 12 double-hull crude oil tankers, of which 11 are wholly owned by the company. The fleet consists of six VLCCs, two Suezmax tankers and four Aframax tankers.  Eight of the vessels are on medium-term time charters, two are on long-term bareboat charters and two are operating in the Tankers International Pool. For further information: www.dhtankers.com.

This information is subject to the disclosure requirements according to section 5-12 of the Norwegian Securities Trading Act.

Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act. It is expected that the Offer will be subject to a Tier I exemption pursuant to Rule 14d-1(c) of the U.S. Securities Exchange Act of 1934, as amended, and that the issuance of DHT shares in connection therewith will be exempt from registration under the U.S. Securities Act of 1933, as amended, pursuant to Rule 802 thereof.

The Offer and the distribution of this announcement and other information in connection with the Offer may be restricted by law in certain jurisdictions. DHT assumes no responsibility in the event there is a violation by any person of such restrictions. Persons into whose possession this announcement or such other information should come are required to inform themselves about and to observe any such restrictions.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding the Offer and matters relating thereto (such as acceptance by Saga shareholders) as well as other information regarding operational matters.  When used in this document, words such as "believe," "intend," "anticipate," "estimate," "project," "forecast," "plan," "potential," "will," "may," "should" and "expect" and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 31, 2011, and the Offer Document, when it becomes available, which will be filed under Form CB.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise